SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

INTERVOICE, INC.
(Name of Subject Company)

Intervoice, Inc.
(Name of Person Filing Statement)

Common Stock, Without Par Value
(Title of Class of Securities)

461142101
(CUSIP Number of Class of Securities)

Intervoice, Inc.
17811 Waterview Parkway
Dallas, Texas 75252
Attention: Chief Executive Officer
Facsimile: (972) 454-8781
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Morrison
James R. Griffin
Fulbright & Jaworski L.L.P.
2200 Ross Ave., Suite 2800
Dallas, Texas 75201-2784
Facsimile: (214) 855-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2008, as amended by Amendment No. 1 filed with the SEC on August 4, 2008, Amendment No. 2 filed with the SEC on August 8, 2008, Amendment No. 3 filed with the SEC on August 11, 2008, and Amendment No. 4 filed with the SEC on August 12, 2008 (the Schedule 14D-9, as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”) by Intervoice, Inc., a Texas corporation (“Intervoice”), relating to the tender offer made by Dialog Merger Sub, Inc. (“Offeror”), a Texas corporation and a wholly-owned subsidiary of Convergys Corporation (“Convergys”), disclosed in a Tender Offer Statement on Schedule TO, dated August 1, 2008, to purchase all of the outstanding shares of common stock, without par value, of Intervoice (the “Common Stock”) at a purchase price of $8.25 per share in cash, without interest thereon, less any required withholding taxes (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 15, 2008, by and among Convergys, Offeror and Intervoice, the Offer to Purchase, dated August 1, 2008, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Effects of the Offer and the Merger under Company Equity Incentive Plans and Agreements between Intervoice and its Directors and Executive Officers”:
     On August 20, 2008, Intervoice offered each of Mr. Ritchey, Mr. Holmes, Mr. Milton, Mr. Goldberg, Mr. Brown, Ms. Holko and Mr. Howell (each an “Officer” and together, the “Officers”) an amendment to his or her respective employment agreement with Intervoice in order to bring certain provisions of such agreement in compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Amendments”). The Amendments do not affect the scope or amount of benefits the Officers are entitled to receive under their respective employment agreements. As of August 22, 2008, each Officer had executed his or her Amendment.
     The description above is qualified in its entirety by reference to the respective Amendments, with Mr. Ritchey’s amendment filed as Exhibit (e)(20) hereto and incorporated herein by reference, Mr. Holmes’ amendment filed as Exhibit (e)(21) hereto and incorporated herein by reference, Mr. Milton’s amendment filed as Exhibit (e)(22) hereto and incorporated herein by reference, and Mr. Goldberg’s, Mr. Brown’s, Ms. Holko’s and Mr. Howell’s amendment filed as Exhibit (e)(23) hereto and incorporated herein by reference.
Item 9. Exhibits.

Exhibit Number	Exhibit Title
(e)(20)	Amendment Number 3 to the Employment Agreement between Intervoice and Robert E. Ritchey (incorporated by reference to Exhibit 10.1 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).

(e)(21)	Amendment Number 1 to the Employment Agreement between Intervoice and Craig E. Holmes (incorporated by reference to Exhibit 10.2 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).

(e)(22)	Amendment Number 1 to the Employment Agreement between Intervoice and James A. Milton (incorporated by reference to Exhibit 10.3 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).

(e)(23)	Form of Amendment Number 1 to the Employment Agreements between Intervoice and its Senior Vice Presidents (incorporated by reference to Exhibit 10.4 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERVOICE, INC.
	By:	/s/ Dean C. Howell
Dean C. Howell
Date: August 22, 2008		Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Title
(e)(20)	Amendment Number 3 to the Employment Agreement between Intervoice and Robert E. Ritchey (incorporated by reference to Exhibit 10.1 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).

(e)(21)	Amendment Number 1 to the Employment Agreement between Intervoice and Craig E. Holmes (incorporated by reference to Exhibit 10.2 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).

(e)(22)	Amendment Number 1 to the Employment Agreement between Intervoice and James A. Milton (incorporated by reference to Exhibit 10.3 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).

(e)(23)	Form of Amendment Number 1 to the Employment Agreements between Intervoice and its Senior Vice Presidents (incorporated by reference to Exhibit 10.4 to Intervoice’s Current Report on Form 8-K filed on August 22, 2008).